

Mail Stop 7010

October 30, 2007

Ms. Gilbert L. Danielson
Executive VP and CFO
Aaron Rents, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007**
> **Form DEF 14A filed April 9, 2007**
> **File No. 1-13941**

Dear Mr. Danielson:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be
    made, please show us in your supplemental response what the revisions will look
    like. These revisions should be included in your future filings.

<u>Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and
Issuer Purchases of Equity Securities</u>

2. You disclose that the information presented under the caption "Common Stock
    Market Prices & Dividends" in your annual report to shareholders for the year
    ended December 31, 2006 is incorporated by reference. It is unclear exactly
    where this caption is presented within Exhibit 13. Please advise.

<u>Item 15(a)(2) – Financial Statement Schedules</u>

3. We note your disclosure that all schedules have been omitted because they are not
    applicable or the required information is included in the financial statements or
    notes thereto. Please tell us where you have provided the disclosures required by
    Schedule II related to your allowance for doubtful accounts or revise your
    disclosure accordingly. Presenting only the allowance as of each balance sheet
    date related to accounts receivable would not appear to meet this requirement, as
    the activity between periods in the allowance account would not have been
    disclosed. Please note these disclosures are required for all periods presented.

<u>Item 15(a)(3) – Exhibits</u>

4. Although the exhibit index states that exhibits 10(nn), 10(oo), 10(pp), and 10(qq)
    are incorporated by reference, the exhibit index does not identify by character,
    date, and Commission file number the filings from which the exhibits are
    incorporated by reference. Please revise in future filings.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

5. Disclosure states that Aaron Rents' revolving credit agreement, senior unsecured notes, and former construction and lease facility and franchisee loan program contain financial covenants. If a credit facility or other financial instrument requires Aaron Rents to satisfy specified financial ratios and tests, state in future filings what the limits of all material financial ratios and tests are.

6. Please revise to discuss the extent to which your purchases of existing sales and lease ownership stores, as discussed in Note J, had a positive impact on operating cash flows in each period presented. Your discussion should address how the cost of the rental merchandise acquired in these purchases is treated as an investing cash outflow, rather than as an operating cash outflow like normal inventory purchases. As such, the operating cash flows attributable to newly purchased stores could have a short term large increase in operating cash flows that is not indicative of the extent of their contribution in future periods.

Financial Statements

General

7. Please present a statement of comprehensive income for each period presented that is displayed with the same prominence as your other financial statements. See paragraphs 11-25 of SFAS 130.

Consolidated Balance Sheets

8. Please present goodwill separately from any other intangible assets on the face of your balance sheet. See paragraphs 42 and 43 of SFAS 142.

Consolidated Statements of Cash Flows

9. Please revise the presentation of your reconciliation of net income to net cash flow from operating activities by presenting depreciation of rental merchandise separately from other depreciation and amortization.

10. Please breakout for each period presented the other changes, net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. See SFAS 95.

11. Please provide us with a rollforward of the changes in your property, plant and equipment line item as shown on your balance sheet from December 31, 2005 to December 31, 2006. Include cash additions to property, plant and equipment as well as proceeds from the sale of property, plant and equipment as presented on your statement of cash flows. Also, explain the reason for including cash flows not related to property, plant and equipment, if any.

Note A – Summary of Significant Accounting Policies

Rental Merchandise

12. You disclose that you present rental merchandise write-offs within operating expenses. Please tell us what consideration you gave to including rental merchandise write-offs within cost of goods sold, which then would be reflected within your gross profit presented in your quarterly financial information footnote. See EITF 96-9.

Revenue Recognition

13. Regarding your sale of merchandise to franchisees, please tell us if a franchisee is permitted to return the merchandise that they purchased, and if so, under what circumstances. Also, address whether there is a time frame in which franchisees are permitted to return the merchandise.

14. Please supplementally tell us the standard payment terms that franchisees have for purchases from you. Please tell us about any franchisees that have longer than standard payment terms or are behind in their payments and explain the circumstances for each situation and the amounts involved. Please also explain how these situations are resolved if payment is not received. Can they return the merchandise purchased? Do you ever buy out the franchisee in these circumstances?

Advertising

15. Please revise your disclosure regarding the dollar amounts of advertising costs incurred in each period presented to clarify whether they are net of cooperative advertising consideration earned from vendors or not. Regardless, please also disclose for each period presented the amounts of cooperative advertising netted against expense line items other than cost of sales.

Note B – Earnings Per Share

16. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note F – Commitments

17. It is unclear whether you have recorded a liability related to your guarantees. According to FIN 45, issuance of a guarantee results in two different types of obligations (a) a noncontingent obligation to stand ready to perform under the guarantee (accounted for as a liability pursuant to FIN 45) and (b) a contingent obligation to make future payments under the conditions of a guarantee (accounted for pursuant to SFAS 5). Paragraph 9 of FIN 45 states that "…the provisions of paragraphs 8-12 of Statement 5 regarding the guarantor's contingent obligation under a guarantee should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payments will be required under that guarantee. At the inception of a guarantee, the guarantor shall recognize in its statement of financial position a liability for that guarantee." Please provide us with your analysis, for each period presented, regarding your determination of the fair value of your guarantees at inception.

Note K – Segments

18. Given that you operate in the United States and Canada, please disclose the amount of revenues and assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. See paragraph 38 of SFAS 131.

<u>DEFINITIVE 14A FILED APRIL 9, 2007</u>

<u>Compensation Discussion and Analysis, page 10</u>
<u>Administration</u>

19. Please disclose in future filings who determines or recommends the CEO's compensation.

20. Please disclose in future filings the "objective measurements of business performance" and "strategic and financial objectives" the committee considers in establishing compensation.

<u>Executive Compensation, page 11</u>
<u>Philosophy</u>

21. Please identify in future filings the companies that you benchmark against for compensation considerations.

<u>Elements of Compensation, page 11</u>

22. Please identify and quantify in future filings the corporate and individual performance objectives that the committee measures performance against.

<u>Annual Base Salary, page 12</u>

23. Please disclose in future filings the financial and non-financial factors that the committee uses to determine past individual performance. Disclose the basis for the 2006 salary increases.

<u>Executive Bonus Plan, page 17</u>

24. Please disclose in future filings the specific percentages of pre-tax earnings, cash-basis pre-tax earnings of the Sales & Lease Ownership Division, and quarterly pre-tax profit objectives for the Sales & Lease Ownership Division that the committee used to determine bonus.

25. Please discuss in future filings whether discretion can be or has been exercised by the compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout.

Shareholder Proposals for 2008 Annual Meeting, page 25

26. We direct your attention to the requirements of Rule 14a-5(e) of Regulation 14A. Address in future filings both shareholder proposals that are:

- Made in reliance upon Rule 14a-8 of Regulation 14A.

- Not based on Rule 14a-8 of Regulation 14A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ed Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief